
PERDIGÃO
90
ANOS
CHESTER
PERDIGÃO
Tradicional

3Q24

RESULTS

brf

SUMMARY










Sadia
PIZZA

São Paulo, November 13th, 2024 - BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 3rd quarter of 2024. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2023 and/or prior's years, as indicated.

QUARTERLY FINANCIAL INDICATORS

NET REVENUE
R$ **15,523**
Million R$
13,806 Million in 3Q23

GROSS PROFIT
R$ **4,210**
Million R$
2,482 Million in 3Q23

GROSS MARGIN
27.1%
18.0% in 3Q23

NET INCOME (LOSS)
R$ **1,137**
Million R$
(262) Million in 3Q23

ADJUSTED EBITDA
R$ **2,968**
Million R$
1,205 Million in 3Q23

ADJUSTED EBITDA MARGIN
19.1%
8.7% in 3Q23

FREE CASH FLOW
R$ **1,839**
Million R$
(21) Million in 3Q23

NET LEVERAGE
0.71x
2.66x in 3Q23

DEBT AVERAGE TERM
8.5
years
7.3 years no 3Q23

MARKET CAP
R$ **42.01**
US$ **7.25**
Billion
Base: 11/12/2024

STOCK PRICES
BRFS3 R$ **24.97**
BRFS US$ **4.31**
Base: 11/12/2024

ISSUED SHARES
1,682,473,246
44,306,771
ON Shares / Treasury Shares
Base: 09/30/2024

CONFERENCE CALL

11/14/2024 – Thursday - 8h30 US ET | 10h30 BRT

Access in: Click here

MESSAGE FROM THE CHAIRMAN

Dear employees, shareholders, partners and customers,

In another quarter of historic results, BRF made consistent progress in all operating and financial indicators, reaffirming the success of our efficiency strategy. The company celebrated its 90th anniversary and the 90th anniversary of the Perdigão brand, ending the third quarter even stronger and ready to capture new opportunities.

I am proud to affirm that BRF is ready for growth and business expansion. The partnership with Marfrig continues to be an important strategic driver. Together, the two companies are much more than 1+1. The union of their main brands in Brazil - Sadia Bassi and Perdigão Montana - and the definition of Sadia as the main brand for the international expansion of the beef portfolio are two concrete examples of the countless possibilities for the companies to generate value from a multi protein platform.

Another important step towards the future was the acquisition of a stake in one of Saudi Arabia's main chicken producers. The move is in line with our strategy of consolidating our presence and leadership in the Middle East, one of the markets with the highest population growth for the coming years, and where Sadia is the leader in the chicken category and recognized as the preferred brand in the region.

Whether it's opportunities for operational and commercial synergies with Marfrig, or progress in strategic markets, BRF's initiatives are supported by all our employees at various levels, whom I thank for their dedication and commitment. I would also like to thank our shareholders, integrated producers, business partners and clients who contribute daily to strengthening our brands and to continuing to feed the future of millions of people around the world.

Marcos Antonio Molina dos Santos
Chairman of the Board of Directors

MESSAGE FROM MANAGEMENT

Dear Mr./Madam,

BRF's results for the third quarter of 2024 demonstrate the Company's continued operational evolution in all its aspects and the consistency of sales performance in all markets. With revenue growth of 12.4% compared to 3Q23, the company expanded its profitability for another consecutive quarter and posted a margin of 19.1%, the best level for a third quarter, and EBITDA of ~R$3.0 billion. The increased numbers were driven by efficiency savings, the expansion of export destinations and the growing share of processed products in our sales. We recorded a net profit of R$1.1 billion and free cash flow of R$1.8 billion. The evolution of operating performance, also translated into constant cash flow generation, allowed us to reduce the company's net debt by 34% (vs. 3Q23), achieving the lowest leverage in history (0.71x).

In Brazil, we showed solid growth in volume, especially in processed products, supported by a strategy based on the continuous evolution of commercial execution and investments in our brands. This scenario contributed to market share gains in the main categories, reaching 40% in processed products. We reported EBITDA of R$1.2 billion and a 16.6% margin. Also noteworthy was the early beginning of the commemorative campaign with the aim of strengthening our leadership and guaranteeing an ever greater presence in Brazilian consumers' Christmas dinner.

In the International segment, we achieved a record EBITDA of R$1.6 billion, with a margin of 22.2%. The result was driven by the increase in sales of processed products, the recovery in prices of pork cuts and the continuation of our market diversification strategy. In 2024, we have already gained 70 new export authorizations. Our brands continue to lead the region: Sadia with a 36.8% market share in the GCC countries and Banvit with 22.6% of the market in Turkey.

The figures presented show that the initiatives implemented over the last few years continue to be reflected in gains in competitiveness. BRF+ 2.0, incorporated into the company's daily routine, continues to deliver positive results, with an additional amount of R$ 330 million in operating indicators, strengthening our business profile.

The focus on continuous improvement is also reflected in our sustainability agenda (EESG). This quarter, we made progress on the animal welfare certification of BRF's slaughterhouses in Turkey. For the 15th year, the company received the Gold Seal in the Brazilian GHG Protocol Program, which recognizes transparency in the publication of the greenhouse gas emissions inventory.

The dedication of our nearly 100,000 employees continues to be crucial to the consistency of the results presented so far. With everyone's commitment, we are making progress in the daily exercise of collaboration and consolidating our culture of efficiency every day. We would like to thank everyone who has contributed to our journey of generating value. We also acknowledge the support of our controller and chairman Marcos Molina, the Board of Directors, the trust of our shareholders and the permanent partnership of our integrated producers, clients, suppliers and the communities where we operate. Together, we will continue to build an ever stronger and more sustainable BRF.

Miguel Gularte
CEO

OPERATIONAL AND FINANCIAL PERFORMANCE

Highlights (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Volume (Thousand Tons)	1,273	1,243	2.3%	1,244	2.3%
Net Revenues	**15,523**	**13,806**	**12.4%**	**14,930**	**4.0%**
Average Price (R$/kg)	12.20	11.10	9.9%	12.00	1.6%
COGS	(11,312)	(11,324)	(0.1%)	(11,000)	2.8%
COGS/Kg	(8.89)	(9.11)	(2.4%)	(8.84)	0.5%
Gross Profit	**4,210**	**2,482**	**69.6%**	**3,930**	**7.1%**
Gross Margin (%)	27.1%	18.0%	9.1 p.p.	26.3%	0.8 p.p.
Net (Loss) Income	**1,137**	**(262)**	**(533.2%)**	**1,094**	**3.8%**
Net Margin (%)	7.3%	(1.9%)	9.2 p.p.	7.3%	(0.0) p.p.
Adjusted EBITDA	**2,968**	**1,205**	**146.4%**	**2,621**	**13.3%**
Adjusted EBITDA Margin (%)	19.1%	8.7%	10.4 p.p.	17.6%	1.5 p.p.
EBITDA	**2,873**	**1,243**	**131.1%**	**2,569**	**11.8%**
EBITDA Margin (%)	18.5%	9.0%	9.5 p.p.	17.2%	1.3 p.p.
Cash Generation (Consumption)	**1,839**	**(21)**	n.m.	**1,728**	6.4%
Net Debt	6,866	10,352	(33.7%)	8,932	(23.1%)
Leverage (Net Debt/Adj.EBITDA LTM)	**0.71x**	**2.66x**	**(73.1%)**	**1.14x**	**(37.2%)**

The consolidated result for 3Q24 was impacted by hyperinflation in Turkey, which is highlighted below:

Highlights (Million R$)	Consolidated Results 3Q24	Turkey Hyperinflation	Consolidated Managerial Results 3Q24	Chg. %
Volume (Thousand Tons)	1,273	-	1,273	-
Net Revenues	**15,523**	40	**15,563**	**0.3%**
Average Price (R$/kg)	12.20	-	12.23	0.3%
COGS	(11,312)	55	(11,257)	(0.5%)
COGS/Kg	(8.89)	-	(8.85)	(0.5%)
Gross Profit	**4,210**	95	**4,306**	**2.3%**
Gross Margin (%)	27.1%	-	27.7%	0.6 p.p.
EBITDA	**2,873**	85	**2,958**	**2.9%**
EBITDA Margin (%)	18.5%	-	19.0%	0.5 p.p.
Adjusted EBITDA	**2,968**	-	**2,968**	**0.0%**
Adjusted EBITDA Margin (%)	19.1%	-	19.1%	(0.0) p.p.
Net (Loss) Income Total Consolidated	**1,137**	(13)	**1,124**	**(1.1%)**
Net Margin - Total Consolidated (%)	7.3%	-	7.2%	(0.1) p.p.

Below we will present the results by business segment from a managerial perspective, i.e. eliminating the accounting effects of hyperinflation in Turkey in all periods.

The effects of the weather events in Rio Grande do Sul are described on page 20 of this Management Report and in Note 1.2 to the Interim Financial Statements.



BRAZIL
SEGMENT

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BRAZIL SEGMENT

Brazil Segment (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Net Operanting Revenues	**7,240**	**6,556**	**10.4%**	**6,872**	**5.4%**
Average price (R$/kg)	11.81	11.55	2.2%	11.81	(0.0%)
COGS	(5,281)	(5,102)	3.5%	(4,990)	5.8%
COGS/kg	(8.61)	(8.99)	(4.2%)	(8.57)	0.4%
Gross Profit	**1,959**	**1,454**	**34.8%**	**1,882**	**4.1%**
Gross Margin (%)	27.1%	22.2%	4.9 p.p.	27.4%	(0.3) p.p.
Adjusted EBITDA	**1,203**	**778**	**54.6%**	**1,076**	**11.8%**
Adjusted EBITDA Margin (%)	16.6%	11.9%	4.7 p.p.	15.7%	0.9 p.p.

In Brazil, we reached an adjusted EBITDA of R$1,203 million in the third quarter with a margin of 16.6%, an increase of 4.7 p.p. y/y and 0.9 p.p. q/q. We highlight the continued increase in sales volume in the domestic market, especially processed products, which reached historic levels this quarter. In this category, we achieved a 40% market share[1], an increase of 0.9 p.p. compared to the last survey. We continue to strengthen our commercial execution as a driver of productivity and revenue growth. We surpassed 320,000 points of sale in the period, at the same time as increasing the availability of items and the share of space, while also ensuring greater adherence to the suggested prices of our products in store. Our logistics indicators for serving the modern and traditional trades continue to evolve and the percentage of FIFO discounts has reached an all-time low, highlighting the assertiveness of demand planning and production plans.

In addition, we highlight the 90th anniversary of the Perdigão brand, with the communication of a new visual identity through a national campaign. We also expanded our hamburger portfolio with the launch of the Sadia Bassi and Perdigão Montana lines, strengthening our partnership with Marfrig and increasing the companies' presence in the Brazilian processed beef market.

In Brazil, the macroeconomic indicators of employment[2], average income[3] and the consumer confidence index[4] continue to point to a more favorable consumption scenario, which tends to boost the sale of our products, with an emphasis on the processed portfolio.

1 - Source: Nielsen
2 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Continuous PNAD - Unemployment rate in the moving quarter ending Sept/24 at 6.4%
3 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Continuous PNAD - Average Income in the moving quarter ending Sep/24 up 3.7% vs. Sep/23
4 - Source: Getúlio Vargas Foundation - Brazilian Institute of Economics - Consumer Confidence Index at 93.7 points in September/2024

BRAND HIGHLIGHTS

Sadia's third quarter was marked by the end of the biggest promotion in the brand's history, which in celebration of its 80th anniversary raffled off R$10.2 million in prizes.

In addition, Sadia launched its new breaded products campaign, highlighting the crunchiness and explosion of flavors of the products, both the iconic version, created in 1985, and the new "Xtreme Empanacho", chicken breaded with nacho cheese flavor, and the "Xtreme Chicken Bomb", chicken breaded filled with cheddar cheese.

The brand has been gaining market share[5] since the beginning of 2024, in addition to recognitions such as the Top of Mind Award (Folha de S. Paulo) in Christmas Dinner, Linguiça Calabresa (for the 2nd time) and 1st place in the ECGLOBAL Award - Meio & Mensagem "*As marcas que conquistaram o Brasil*" (The brands that conquered Brazil): Lovebrand in meat and meat products.

Perdigão also celebrated its 90th anniversary and communicated the new visual identity of the packaging, logo and signature through a national campaign that reinforced the brand's quality, tradition and flavor.

In addition, the brand was present at the musical reality show "Estrela da Casa", communicating its leading products in activations during the program. And as an official sponsor of the NFL, it was present at the franchise's first game in Brazil, highlighting the Perdigão Na Brasa line as the official barbecue and offering an authentic and tasty experience to football fans.

Perdigão, the most popular food brand and the one most chosen by households in Brazil[6], has been gaining market share consecutively for over a year and leads the processed food market[7].

Qualy, the preferred margarine brand[8] and category leader[9], as well as Top of Mind for the 19th consecutive year[10], has launched its new campaign "Tudo de Qualy Pra Você", starring presenter Eliana, reinforcing the brand's versatility with a portfolio that suits for different audiences and all types of consumption occasions, emphasizing that "Só Qualy tem gosto de Qualy (Only Qualy tastes like Qualy)" and its variants: Qualy Cremosa, Aérea, Vegê, Vita and 0% Lactose.

In September, BRF announced Olympic medalist Rebeca Andrade as the new ambassador for the Sadia and Qualy brands. Representing the strength of female athletes, the gymnast lends all her charisma to Qualy and Sadia, who have teamed up for the first time in collab recipes.

Finally, in the third quarter a partnership between BRF and Marfrig brands was announced, aimed at strengthening the presence of both companies in the processed beef market in Brazil. Sadia, one of Brazil's most valuable brands[11], has endorsed Bassi burgers, which are known for their premium quality, while Perdigão now names its line of processed beef products Perdigão Montana, combining the strength of the Perdigão brand with Montana's expertise in beef.

5 - Source: Nielsen
6 - Source: Kantar
7 - Source: Nielsen
8 - Source: Category Tracking - Margarines | Kantar Insights - Jan/23 to Dec/23. Survey on margarine brand preferences | Total Brazil
9 - Source: Margarina Qualy | Nielsen Retail Index Evolution | 1st quarter to 5th quarter | INA+C&C | Total Brazil
10 - Source: Datafolha: Top of Mind (Folha de S. Paulo)
11 - Source: Kantar Insights – BrandZ 2024



INTERNATIONAL
SEGMENT

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INTERNATIONAL SEGMENT

International Segment (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Net Operating Revenues	**7,347**	**6,023**	**22.0%**	**7,073**	**3.9%**
Average price (R$/kg)	13.36	10.76	24.1%	12.71	5.1%
COGS	(5,224)	(5,336)	(2.1%)	(5,140)	1.6%
COGS/kg	(9.50)	(9.53)	(0.4%)	(9.24)	2.9%
Gross Profit	**2,123**	**687**	**208.8%**	**1,933**	**9.8%**
Gross Margin (%)	28.9%	11.4%	17.5 p.p.	27.3%	1.6 p.p.
Adjusted EBITDA	**1,629**	**251**	**548.5%**	**1,486**	**9.6%**
Adjusted EBITDA Margin (%)	22.2%	4.2%	18.0 p.p.	21.0%	1.2 p.p.

In the third quarter of 2024, we reached an adjusted EBITDA of R$1,629 million, with a margin of 22.2%, an increase of 18.0 p.p. y/y and 1.2 p.p. q/q. The increase in profitability was driven by the recovery in prices for pork cuts, the diversification of markets that continues to allow us to position prices better and the greater share of processed products in total sales. During the third quarter, we obtained 13 new export authorizations, most notably the Toledo plant's authorization to export in natura chicken protein to the United Kingdom and several plants' authorizations to export in natura and processed chicken protein to countries in the MENA region[12]. In the year to date, we have already added 70 new export permits.

Another factor that contributed to the profitability of the International segment was the devaluation of the real against the dollar in the quarter (average ptax in 2Q24 of R$5.21 versus R$5.55 in 3Q24[13]), boosting prices in Brazilian Reais. On the other hand, the exchange rate factor, together with the rise in costs of the production platform in Turkey, were the main drivers of the 2.9% increase in COGS/kg q/q.

In the GCC[14], we increased the penetration of our value-added products, resulting in a 0,4 p.p. increase in market share in this category. We highlight the launch of new products in the breaded category and the Easy & Juice line, as well as making our debut in the mortadella category with 2 SKUs (beef and chicken), reinforcing the processed food portfolio with the start of the "Back-to-School" season. The total market share represented 36,8% in the region[15]. In Turkey, we achieved a new record for the volume of sales of processed products. In the third quarter, Banvit achieved a 22.6% market share[16].

In Asia, we saw a recovery in prices for both chicken and pork protein and we continued to expand our presence in Southeast Asian countries as a result of the new authorizations to export that we won during the year.

In the Americas, we have captured good price opportunities for both processed products and in natura protein cuts.

12 - MENA (Middle East and North Africa) - group of countries comprising the Middle East and North Africa regions
13 - Source: Central Bank of Brazil - Average Ptax for the periods reported
14 - Gulf Cooperation Council (GCC): Member countries are Saudi Arabia, Bahrain, Qatar, the United Arab Emirates, Kuwait and Oman
15 - Source: Nielsen – 3Q24
16 - Source: Nielsen – 3Q24

BRAND HIGHLIGHTS

In the GCC countries, the third quarter was marked by the "Back-to-School season", which represents the second biggest seasonality for value-added products, especially those that offer greater convenience. In response, Sadia launched a 360-degree campaign to promote its breaded products, highlighting the Broasted and Tempura lines.

The aim of the campaign was to showcase the diverse flavors and quality of Sadia's breaded products, while emphasizing fun. The campaign successfully reached 32 million of our target audience and generated 62 million views. In addition, a robust plan of out-of-home activations was carried out over four weeks, focusing on high-traffic areas to increase visibility and educate consumers about the functional benefits of Broasted and Tempura products in a fun and attractive way. More than 600 stores were activated across the GCC, complemented by product samples and impactful promotions that further engaged consumers.

During the third quarter, we also achieved important milestones to increase the portfolio, in line with the strategy of increasing sales of value-added items: we launched a total of 15 new SKUs, expanding the assortment of important categories such as breaded products and the Easy & Juicy line, and we also entered a new category - mortadella, with two SKUs - chicken and beef.

At Banvit (Turkey), during one of the strongest seasonal periods, "Barbecue Season", we launched a campaign about barbecue preparation with the participation of prominent influencers. As part of our ongoing communication strategy, we have launched a new commercial on the same theme, "Banvit'se Tamam," on the social media channels and digital platforms of national television networks. In addition, we collaborate with various content creators to improve the promotion of our barbecue products. Our ads generated more than 60 million impressions during this period.

We also continued our sponsorship efforts during this period. In particular, we sponsored the Kyzikos ultramarathon, with around 1,300 runners taking part. With this event, we highlight the importance of protein in sports and demonstrate our commitment to supporting local activities. We were also sponsors of the Brazilian Independence Day event in Ankara, where participants had the opportunity to try our products.




Banvit
Banvit'se tamam!



OTHER SEGMENTS

OTHER SEGMENTS

Other Segments (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Net Operating Revenues	**976**	**827**	**18.0%**	**728**	**34.2%**
Average price (R$/kg)	8.92	7.12	25.3%	6.91	29.1%
COGS	(748)	(622)	20.2%	(563)	32.8%
COGS/kg	(6.84)	(5.35)	27.7%	(5.35)	27.9%
Gross Profit	**228**	**205**	**11.4%**	**165**	**38.7%**
Gross Margin (%)	23.4%	24.8%	(1.4) p.p.	22.6%	0.8 p.p.
Adjusted EBITDA	**130**	**123**	**5.7%**	**86**	**50.0%**
Adjusted EBITDA Margin (%)	13.3%	14.8%	(1.5) p.p.	11.9%	1.4 p.p.

In Ingredients, we continue to see a reduced supply of products for this business segment in favor of the Company's core portfolio as a result of the evolution of the performance indicator of our efficiency program, BRF+. We are moving forward with the strategy of maximizing profitability by increasing the share of value-added products in sales. We expanded our range of drugs with the start of production of heparin, an anticoagulant widely used in medicine and enriched the product mix of exports to important destinations such as North America, also promoting greater diversification of markets.

This quarter, BRF Ingredients was also present at REAM, a trade fair held in September in Medellín, Colombia, which brought together producers and buyers from the animal recycling, petfood and biodiesel industries, among others, with the aim of expanding business and establishing partnerships.

In Pet Food, we continued to grow in the Super Premium Natural segment, which favored the total profitability of the business, as well as the evolution of logistics service and invetory management indicators. We would also like to highlight the qualification by the US government agency FDA (Federal Drug Administration) of the BRF Pet plant, located in Bastos, in the state of São Paulo, to export wet pet food to the United States, strengthening the internationalization strategy.

During the third quarter of 2024, the company carried out one-off arbitrage operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities that allow for a reduction in origination costs. These operations contributed to the improvement in the absolute result of the Other Segments business.

BRAND HIGHLIGHTS

Pet: In the quarter, BRF Pet innovated in the Super Premium Natural segment with the release of Biofresh for Dogs Loin and Pineapple, an exclusive formula with unprecedented functionality in the market. Guabi Natural, on the other hand, ended the campaign celebrating its 20th anniversary with record sales for the period. Gran Plus, a special premium brand, has launched the new "Expert em Sabor e Alimento (Expert in Taste and Food)" campaign, with the aim of hiring a dog and a cat to be brand ambassadors, reinforcing its commitment to offering products for the most demanding palates.



Corporate

Corporate (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Gross Profit	(5)	30	(116.7%)	(107)	95.2%
Adjusted EBITDA	7	53	(87.2%)	(28)	124.5%

The costs and expenses associated with the impacts of the weather events in Rio Grande do Sul during the second quarter were allocated to the Corporate segment due to their non-recurring nature and because they are not directly related to the markets. Thus, the negative gross profit of R$5 million refers to the value of the impact on COGS. For more details of these impacts, see page 20 of this Report and Explanatory Note 1.2 to the Interim Financial Statements.

The adjusted EBITDA of this segment is explained, among other effects, by the sale and write-off of fixed assets, the reversal/provision of tax contingencies and the adjustment relating to the impact of weather events. Further details on the result are available in note 24 to the financial statements.


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CONSOLIDATED
PERFORMANCE

1. NET OPERATING REVENUE

NOR (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Volume (Thousand Tons)	1,273	1,243	2.3%	1,244	2.3%
Net Operational Revenues	**15,523**	**13,806**	**12.4%**	**14,930**	**4.0%**
Average Price (NOR)	12.20	11.10	9.9%	12.00	1.6%



6.3%
3Q24
46.6%
47.1%
6.0%
3Q23
47.5%
46.5%
4.9%
2Q24
46.0%
49.1%
Brazil
International
Other Segments

In this quarter, net revenue grew by 12.4% y/y and 4.0% q/q, mainly due to i) the 2.3% increase in volumes sold in both comparisons, and ii) the 9.9% y/y and 1.6% q/q increase in the average price.

In the management view, where we exclude the effects of Turkey's hyperinflation, our net revenue reached R$15,563 million in 3Q24 versus R$13,406 million in 3Q23 and R$14,672 in 2Q24, an increase of 16.1% y/y and 6.1% q/q.

Operating Income Protection Strategy - hedge accounting

The effects of financial instruments for exchange rate hedging on the result totaled - R$88.838 million in 3Q24, in accordance with Note 23.2 of the Interim Financial Information, and are due to the positions settled in the quarter, which were contracted over the 12 months prior to their settlement. In the consolidated figures for the year to date, the effects of the instruments totaled - R$82.219 million.

Build-up of Derivatives Instruments Settled in 2Q24	3Q23	4Q23	1Q24	2Q24	3Q24
Cummulative Notional Exposure (US$ Million)	18	46	101	553	682
Average Strike Price (BRL/USD)*	5.13	5.25	5.15	5.30	5.36

* Weighted average rate

Similarly, the outstanding position, according to Note 23.2.1.ii to the financial statements, is shown below.

Derivatives Instruments by Expiry Date (Million US$)	4Q24	1Q25	2Q25	3Q25
Notional to be settled in each period	574	208	84	35
Strike Price (BRL/USD)*	5.55	5.57	5.61	5.95

* Weighted average rate

The company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For the purposes of cash flow hedging, we emphasize that its objective is to protect the operating result and reduce volatility, and under no circumstances may derivative financial instruments be contracted for speculative purposes.

9 - Source: Central Bank of Brazil - Average Ptax for the periods reported

2. COSTS, EXPENSES
E OTHER OPERATING RESULTS

Costs of Good Sold (COGS)

COGS (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Cost of Goods Sold	(11,312)	(11,324)	(0.1%)	(11,000)	2.8%
COGS/kg	(8.89)	(9.11)	(2.4%)	(8.84)	0.5%
Cost of Goods Sold (Managerial)	(11,257)	(11,029)	2.1%	(10,799)	4.2%
COGS/kg (Managerial)	(8.85)	(8.87)	(0.3%)	(8.68)	1.9%

In the year-on-year comparison, we saw a 2.4% reduction in unit cost in the corporate view, and 0.3% in the managerial view, in which we eliminated the effects of Turkey's hyperinflation, being justified mainly by i) the fall in the cost of grain consumption which began to positively impact the result from the second half of 2023, and ii) the effects of our efficiency program, BRF+, which in yet another quarter made progress in several indicators, reaching record levels of efficiency, capturing R$ 330 million in the quarter and R$ 1.137 billion in the year to date. These effects were partially mitigated by the mix of products sold and the rise in production costs for the Turkish platform.



Depreciation and amortization
6.3%
Other costs
8.2%
Labor
13.2%
3Q24
72.2%
Raw material and supplies

In the quarterly comparison, we can see an increase of 0.5% in unit costs in the corporate view and 1.9% in the managerial view. This increase in costs is predominantly due to:

i) the mix of products sold in Brazil.

ii) the impact of exchange rate variations on inventories in the international segment.

iii) the increase in the cost of production on our platform in Turkey.

The effects mentioned above were partially offset by the reduction in the cost of grain consumption, also in the quarterly variation.

The fire at the Carambeí plant in August was recognized in the income statement through expenses linked mainly to the production process, structural and equipment recoveries, as well as partial reimbursement of the claim by the insurance company, generating a practically neutral impact in the quarter. More information can be found in Note 1.3 to the Interim Financial Information.

We observed a slight increase in the cost of production compared to the last quarter when analyzing the theoretical cost index ICP Embrapa[17], mainly influenced by the increase in the market price of grains for chicken protein and the increase in the cost of genetics for swine. However, there has been an improvement in the profitability levels of producers[18], especially swine producers, sustained by the recovery in protein prices.

Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)



100
164
104
Chicken Producers Margin
Embrapa's Chicken Cost Index

Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)



100
153
133
Swine Producer's Margin
Embrapa's Swine Cost Index

17 - Variation in Embrapa's cost of production index (ICP Chicken and ICP Pork), publicly available at www.embrapa.br
18 - Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted for the chicken and pork cycle.

Operational Expenses

Operating Expenses (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Selling Expenses*	(2,021)	(1,894)	(6.8%)	(1,959)	(3.2%)
% of the NOR	(13.0%)	(13.7%)	0.7 p.p.	(13.1%)	(0.1) p.p.
General and Administrative Expenses	(202)	(179)	(13.2%)	(251)	19.5%
% of the NOR	(1.3%)	(1.3%)	(0.0) p.p.	(1.7%)	0.4 p.p.
Operating Expenses	(2,224)	(2,072)	(7.3%)	(2,210)	(0.6%)
% of the NOR	(14.3%)	(15.0%)	0.7 p.p.	(14.8%)	0.5 p.p.

*Includes impairment of accounts receivable of R$21.9 million in 3Q24 (R$24.3 in 3Q23).

In the year-on-year comparison, the percentage of operanting expenses over net revenue was -0.7 p.p., in the corporate view, due to greater dilution as a result of revenue growth of 12.4% y/y, despite higher marketing and trade marketing expenses resulting from campaigns to boost sales, such as Perdigão's in the TV show "Estrelas da Casa" and the NFL campaign, as well as the Back-to-School campaigns in the Middle East. In the managerial view, the indicator varied by -0.8 p.p.

In the quarterly comparison, there was a variation of -0.5 p.p. in the corporate view and -0.4 p.p. in the managerial view.



Depreciation and amortization
5.5%
Other sales expenses
9.0%
Administrative expenses
9.0%
3Q24
43.5%
Indirect and direct logistic expenses
Marketing
11.4%
21.6%
Salaries and employees benefits

For further details on this item, see note 26 to the Financial Statements.

Other Operating Results

Other Operating Results (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Other Operating Results	33	42	(22.4%)	(13)	(356.4%)
% of the NOR	0.2%	0.3%	(0.1) p.p.	(0.1%)	0.3 p.p.

This performance is mainly explained by the recovery of expenses and net gains on the sale and write-off of assets, among other net effects. For further details on this item, see note 26 to the Interim Financial Statements.

3. NET FINANCIAL RESULT

Financial Results (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Financial Income	**344**	**358**	**(3.9%)**	**274**	**25.7%**
Interest on cash and cash equivalents and revenue from securities	284	233	22.0%	195	45.7%
Interest and other financial revenues	61	126	(51.7%)	79	(23.5%)
Financial Expenses	**(920)**	**(1,064)**	**13.5%**	**(887)**	**(3.7%)**
Interests on loans and borrowings	(492)	(560)	12.1%	(479)	(2.7%)
Interest on contingencies, leasing and actuarial liabilities	(105)	(110)	5.1%	(128)	17.9%
Adjustment to present value	(194)	(276)	29.9%	(140)	(38.6%)
Other financial expenses	(129)	(117)	(10.1%)	(140)	8.0%
Exchange variation and derivative results, net	**62**	**32**	**95.4%**	**223**	**(72.2%)**
Exchange rate variation on monetary assets and liabilities	(105)	(201)	47.6%	127	(182.7%)
Exchange variation on derivatives	31	128	(75.9%)	131	(76.4%)
Interest and fair value of derivatives	(0)	(2)	82.1%	3	(109.4%)
Net monetary gains or losses	137	106	28.8%	(38)	455.2%
Net Financial Results	**(513)**	**(674)**	**23.8%**	**(390)**	**(31.6%)**
Exchange variation on monetary assets and liabilities and derivatives	**(74)**	**(73)**	**(2.3%)**	**258**	**(128.8%)**

The main components of the net financial result have been grouped into the following categories:

Financial Revenues

The company's greater liquidity position, resulting from cash generation, has contributed to higher interest income on investments of R$51 million. However, total financial revenues fell by R$14 million compared to 3Q23, which had benefited from the capital gain from the Bond buyback.

Financial Expenses

They derive from the effect of the following accounts:

Interest on loans and financing: A reduction of R$68 million in interest expenses in 3Q24 vs. 3Q23, attributable to the fall in average gross indebtedness in the comparison between the periods, combined with the reduction in the basic interest rate (DI accumulated 2.63% in 3Q24 vs. 3.22% in 3Q23).

Adjustment to present value (AVP): The reduction in 3Q24 mainly reflects the fall in DI over the last 12 months (DI accum. to 3Q24 7.99% vs. 9.92% accum. to 3Q23). Compared to 2Q24, the increase of R$54 million in AVP is attributable to the higher balance of Suppliers due to the seasonal grain purchases. The AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

Interest on contingencies and leases: Lower expenses in 3Q24 compared to the previous periods, mainly due to lower interest on tax contingencies.

Other financial expenses: Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for discount of tax credits, among other effects.

Monetary and Exchange Variations and Results of Derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange rate variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure, as per note 23.2.1 to the Financial Statements. In 3Q24, the impact of exchange rate variations on monetary assets and liabilities, including the exchange rate variation of derivatives to hedge the balance sheet's exchange rate exposure, totaled -R$74 million.

The amount of interest and fair value of derivatives had a neutral effect, representing an increase of R$1 million in relation to 3Q23 due to the hedging strategies associated with liability management initiatives that made it possible to reduce the need for intensive use of derivatives as exchange protection, reducing hedging costs. Finally, monetary gains of +R$137 million were recognized, mainly due to the impact of hyperinflation on operations in Turkey.

4. NET INCOME (LOSS)

Net Income (Loss) (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Net (Loss) Income	1,137	(262)	533.2%	1,094	3.8%
Net Margin (%)	7.3%	(1.9%)	9.2 p.p.	7.3%	(0.0) p.p.

The company posted a profit of R$1,137 billion in 3Q24, explained mainly by i) the operating result, with emphasis on revenue growth of 12.4% y/y and 4.0% q/q and healthy levels of profitability across the entire product portfolio and business segments and ii) the reduction in net debt reflected in the interest expenses incurred in the period.

5. ADJUSTED EBITDA

EBITDA (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Consolidated Net Income	**1,137**	**(262)**	**533.2%**	**1,094**	**3.9%**
Income Tax and Social Contribution	366	41	791.4%	219	66.7%
Net Financial	514	674	(23.7%)	390	31.8%
Depreciation and Amortization	858	791	8.4%	866	(0.9%)
EBITDA	**2,873**	**1,243**	**131.1%**	**2,569**	**11.8%**
EBITDA Margin (%)	18.5%	9.0%	9.5 p.p.	17.2%	1.3 p.p.
Effects of Hyperinflation	84	(39)	315.9%	(66)	228.9%
Income from Associates and Joint Ventures	4	(0.3)	n.m.	4	14.9%
Climatic Events - RS	6	0	n.m.	113	(94.9%)
Other impacts	0	0.4	n.m.	-	n.m.
Adjusted EBITDA	**2,968**	**1,205**	**146.4%**	**2,621**	**13.3%**
Adjusted EBITDA Margin (%)	19.1%	8.7%	10.4 p.p.	17.6%	1.5 p.p.

The total impact of the rains in the state of Rio Grande do Sul on BRF's operations in the quarter was R$5.8 million, net of the partial advance received from the insurance company. This amount has been excluded from adjusted EBITDA to make it easier to understand the quarter's recurring results. The details of the accounting of costs and expenses can be seen in the table below:

(Million R$)	3Q24	2Q24
Costs of Good Sold	(5)	(107)
Selling Expenses	(0)	(4)
General and Administrative Expenses	(1)	(3)
Total	**(6)**	**(113)**

The amount described above is related to the losses and additional expenses incurred in the production process of agriculture and industry, for the recovery of structures and equipment, higher logistical expenses, as well as donations. BRF has insurance policies for events of this nature and is in the process of settling this claim in Rio Grande do Sul.

6. CASH FLOW

Free Cash Flow (Million R$)	3Q24	3Q23	2Q24	LTM
Adjusted EBITDA	2,968	1,205	2,621	9,609
Working Capital	296	(452)	(461)	(288)
Δ Accounts Receivable	716	(691)	(1,056)	(543)
Δ Inventories	(873)	(288)	(124)	557
Δ Suppliers	452	526	718	(303)
Other variations	98	171	255	212
Cash Flow from Operating Activities	3,362	923	2,414	9,532
CAPEX with IFRS16	(785)	(753)	(784)	(3,035)
Cash Flow from Operations with Capex	2,577	170	1,630	6,497
M&A and Sale of Assets	16	217	29	74
Cash Flow from Investments	(769)	(536)	(756)	(2,961)
Cash - Financial Results	(276)	(215)	(193)	(900)
Interest Income	272	236	194	792
Interest Expenses	(604)	(641)	(350)	(2,026)
Cash Flow from Financing Activities - ex Currency Effects	(609)	(621)	(350)	(2,134)
Free Cash Flow ex-Currency Effects	1,984	(233)	1,309	4,436
Derivatives (cash)	58	(23)	(48)	(4)
FX Variation on Cash and Cash Equivalents	(203)	236	467	592
Cash Flow from Financing Activities	(754)	(408)	69	(1,547)
Free Cash Flow	1,839	(21)	1,728	5,024
Shares Buyback/Follow-on	(496)	5,328	(213)	(844)
Free Cash Flow	1,343	5,307	1,515	4,180
New Debt Amortizations	(2,405)	(1,823)	1,234	(3,929)
Cash Variations	(1,063)	3,484	2,750	251

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 29 of this report.

Free Cash Flow

Free cash flow reached R$1,839 million in 3Q24, R$1,859 higher than in 3Q23. Below is a breakdown of the components of the free cash flow.


2,968
394
-769
-609
1,984
-146
1,839
Adjusted EBITDA 3Q24
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 3Q24

Operating Cash Flow and Cash Conversion Cycle

In 3Q24, operating cash flow reached R$3,362 million, R$2,439 million higher than in 3Q23, with the highlight being the reduction in the financial cycle, even in a period of seasonal purchases of raw materials and accumulation of commemorative inventories.

The company's cash conversion cycle ended 3Q24 at 1.0 day, down 6.6 days on the same period last year.

Investment Cash Flow

Cash flow from investments totaled R$769 million in 3Q24, R$233 million more than in 3Q23 due to the lower cash flow associated with the sale of assets.

Capex amounted to R$ 223 million for growth, efficiency and support, R$335 million for animal biological assets and R$228 million for leasing and others, as shown in the table below:

CAPEX (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Growth	(14)	(24)	(40.4%)	(14)	1.9%
Efficieny	(58)	(43)	35.9%	(53)	9.7%
Support	(151)	(126)	20.1%	(139)	8.2%
Biological Assets	(335)	(351)	(4.5%)	(345)	(3.1%)
Commercial Lease and Others	(228)	(211)	8.2%	(233)	(2.1%)
Total	**(785)**	**(753)**	**4.3%**	**(784)**	**0.2%**
Total M&A and sales of assets	16	217	(92.6%)	29	(43.7%)
Total - CAPEX + M&A and sales of assets	**(769)**	**(536)**	**43.5%**	**(756)**	**1.8%**

Among the main projects in 3Q24 are the following:

Growth

- Investments in production units to apply for new authorizations to export and in production capacity for the domestic and foreign markets, in particular the units in Uberlândia - MG, Campos Novos - SC and Mineiros - GO.

Efficiency

- Improved agricultural efficiency and reduced costs at feed mills, especially at the Nova Mutum - MT and Rio Verde - GO units;
- Projects at poultry factories to improve the yield of raw materials, especially at the production units in Carambeí - PR, Chapecó - SC and Toledo - PR;
- Projects in pork factories to improve the yield of the raw material, with emphasis on the production units in Lucas do Rio Verde - MT, Toledo - PR and Uberlândia - MG;
- Projects in industrialized products factories to improve the yield of finished products, especially at the production units in Ponta Grossa - PR and Capinzal - SC;
- Progress in the digital journey with tools that favor operational efficiency in logistics, sales management and planning processes;
- Process automation on the pizza production line in Ponta Grossa - PR;
- Efficiency of energy resources at the Concórdia - SC and Toledo - PR plants.

Support

- Adaptation of units and offices to standards and legislation, renewal of operating licenses and replacement of depreciated assets, recovery of damaged assets and improvements in working conditions, in particular investments in the following units: Concórdia - SC, Guatambu - SC, Lucas do Rio Verde - MT, Rio Verde - GO, Toledo - PR, Videira - SC, Carambeí - PR, Kezad - Abu Dhabi, İzmir - Turkey and PET.
- Continued renewal of licenses needed to maintain the Company's activities and update management and operational support resources related to Information Technology;
- Maintenance of forestry operations and poultry transport.

Financial Cash Flow

Disbursements with net interest were reduced by R$ 73 million in relation to 3Q23 and considering that in the quarter there was an anticipation of interest due to the pre-settlement of debts of R$ 64 million, the reduction in disbursements could have been even more significant. Financial cash flow net of exchange rate effects fell by R$ 12 million. When incorporating the exchange rate effects of balance sheet hedging derivatives and the Exchange Variation in Cash and Cash Equivalents, the financial cash flow had a cash consumption of R$ 754 million in 3Q24.

7. INDEBTEDNESS

Debt (Million R$)	At 09.30.2024			At 06.30.2024		At 12.31.2023	
	Current	Non-current	Total	Total	Δ %	Total	Δ %
Local Currency	(431)	(8,293)	(8,724)	(10,590)	(17.6%)	(9,002)	(3.1%)
Foreign Currency	(526)	(9,700)	(10,226)	(11,490)	(11.0%)	(10,591)	(3.4%)
Gross Debt	**(957)**	**(17,994)**	**(18,950)**	**(22,079)**	**(14.2%)**	**(19,593)**	**(3.3%)**
Cash Investments*							
Local Currency	4,658	1,001	5,659	8,026	(29.5%)	5,592	1.2%
Foreign Currency	6,166	260	6,425	5,121	25.5%	4,526	42.0%
Total Cash Investments	10,823	1,261	12,084	13,147	(8.1%)	10,119	19.4%
Net Debt	**9,867**	**(16,733)**	**(6,866)**	**(8,932)**	**(23.1%)**	**(9,475)**	**(27.5%)**

* The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


-2,066
(-23.1%)
8,932
-3,362
769
609
-578
496
6,866
Net Debt 2Q24
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Shares Buyback
Net Debt 3Q24

Amortizations for the quarter totaled R$ 2,506 million, the result of a gross debt reduction program focused on the prepayment of debts with original maturities in the first few years and with a higher financial cost. This amount was mainly allocated to: (i) Debentures and CRA - R$ 1 billion; (ii) bilateral lines - R$ 1.2 billion. In addition, there was an amortization of debts foreseen in the schedule in the amount of -R$ 0.3 billion. Borrowings totaled R$ 100 million, concentrated in working capital lines. The average term of debt ended 3Q24 at 8.5 years, an increase of 0.5 year compared to 2Q24

Net debt totaled R$ 6,866 million in 3Q24, a reduction of R$2,066 million compared to 2Q24. The company's net leverage, measured by the ratio between net debt and Adjusted EBITDA for the last twelve months, reached 0.71x in 3Q24 versus 1.14x in 2Q24 (equivalent leverage in USD reached 0.94x in 3Q24 versus 1.39x in 2Q24).

We would like to highlight that Moody's credit rating agency raised BRF's credit rating on a global corporate scale from "Ba3" to "Ba2", with a change in outlook from positive to stable.

In the normal course of business, the company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases can also take place through open market transactions. In accordance with applicable laws, such transactions may be carried out at any time and the company has no obligation to acquire any specific amount of the aforementioned securities.

The company reiterates that it has no financial leverage covenants and reaffirms that it will continue to act in a disciplined manner in managing its capital structure, liquidity and leverage.

Rating

Agency	Domestic	Outlook	Global	Outlook
Standard & Poor´s	AAA(bra)	Stable	BB	Stable
Fitch Ratings	AAA(bra)	Stable	BB+	Stable
Moody's Investors Service	-	-	Ba2	Stable

ESG HIGHLIGHTS

We consolidated significant progress with ESG at the heart of BRF's business strategy, with the following highlights:

Climate Change

BRF won the Gold Seal in the Brazilian GHG Protocol Program for the 15th consecutive year. This is the highest level of certification awarded to companies that meet all the transparency criteria when publishing their greenhouse gas emissions inventory.

Animal Welfare

In the last quarter, slaughterhouses in Turkey obtained animal welfare certifications. In Brazil, all units have been certified since October 2023. The new achievements are part of BRF's commitment to have 100% of its slaughterhouses certified in animal welfare by 2025.

Diversity

Progress in promoting racial equity in partnership with MOVER institute, with the launch of the Our Color Mentorship, which includes English scholarships, as well as the participation of employees in career acceleration programs. The actions are part of our sectoral commitment to combat structural racism.

Social Responsibility

The BRF Institute launched the Spanish Language Initiation Program in Lucas do Rio Verde (MT), offering free courses for education, health and care professionals, with the aim of promoting the integration of Latin American immigrants. In addition, through the "Educação para o Futuro (Education for the Future)" front, it concluded the first edition of the Our Part for Education Program, impacting more than 4,000 students and teachers on topics such as entrepreneurship, reducing the learning gap and socio-emotional development in six municipalities.

ANNEXES

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	3Q24	3Q23	Chg. % y/y	2Q24	Chg. % q/q
Net Operating Revenues	**15,523**	**13,806**	**12.4%**	**14,930**	**4.0%**
Cost of Sales	(11,312)	(11,324)	(0.1%)	(11,000)	2.8%
% of the NOR	(72.9%)	(82.0%)	9.1 p.p.	(73.7%)	0.8 p.p.
Gross Profit	**4,210**	**2,482**	**69.6%**	**3,930**	**7.1%**
% of the NOR	27.1%	18.0%	9.1 p.p.	26.3%	0.8 p.p.
Operating Expenses	(2,224)	(2,072)	7.3%	(2,210)	0.6%
% of the NOR	(14.3%)	(15.0%)	0.7 p.p.	(14.8%)	0.5 p.p.
Operating Income	**1,987**	**410**	**384.8%**	**1,720**	**15.5%**
% of the NOR	12.8%	3.0%	9.8 p.p.	11.5%	1.3 p.p.
Other Operating Results	33	42	(22.4%)	(13)	(356.4%)
Income from Associates and Joint Ventures	(4)	0	n.m.	(4)	14.9%
EBIT	**2,015**	**452**	**345.6%**	**1,703**	**18.3%**
% of the NOR	13.0%	3.3%	9.7 p.p.	11.4%	1.6 p.p.
Net Financial Expenses	(513)	(674)	(23.8%)	(390)	31.6%
Income before Taxes	**1,502**	**(221)**	**(778.6%)**	**1,313**	**14.4%**
% of the NOR	9.7%	(1.6%)	11.3 p.p.	8.8%	0.9 p.p.
Income Tax and Social Contribution	(366)	(41)	791.4%	(219)	66.7%
% of Income before Taxes	(24.3%)	18.5%	(42.8) p.p.	(16.7%)	(7.6) p.p.
Net Income (Loss) - Continued Op.	**1,137**	**(262)**	**(533.2%)**	**1,094**	**3.9%**
% of the NOR	7.3%	(1.9%)	9.2 p.p.	7.3%	(0.0) p.p.
EBITDA	**2,873**	**1,243**	**131.1%**	**2,569**	**11.8%**
% of the NOR	18.5%	9.0%	9.5 p.p.	17.2%	1.3 p.p.
Adjusted EBITDA	**2,968**	**1,205**	**146.4%**	**2,621**	**13.3%**
% of the NOR	19.1%	8.7%	10.4 p.p.	17.6%	1.6 p.p.

Consolidated Balance Sheet

Statements of Financial Position - Assets (Million R$)	09.30.24	12.31.23
Current Assets		
Cash and cash equivalents	10,722	9,265
Marketable securities	87	448
Trade receivables	4,761	4,766
Notes receivable	24	65
Inventories	7,390	6,629
Biological assets	2,693	2,702
Recoverable taxes	1,870	1,518
Derivative financial instruments	139	109
Prepaid expenses	250	166
Advances	137	123
Restricted cash	15	14
Assets held for sale	13	7
Other current assets	234	143
Total Current Assets	28,335	25,954
Non-Current Assets		
Long-term assets	10,858	10,471
Marketable securities	1,201	320
Trade and other receivables	24	6
Notes receivable	17	2
Recoverable taxes	4,667	5,001
Deferred income taxes	1,819	2,113
Judicial deposits	422	416
Biological assets	1,849	1,858
Derivative financial instruments	570	530
Restricted cash	60	72
Other non-current assets	229	153
Investments	87	98
Property, Plant and Equipment	14,810	14,609
Intangible	6,399	6,140
Total Non-Current Assets	32,155	31,318
Total Assets	60,490	57,272

Consolidated Balance Sheet

Balance Sheet - R$ Million	09.30.24	12.31.23
Current Liabilities		
Loans and borrowings	1,017	2,452
Trade accounts payable	13,529	12,592
Lease liability	1,026	944
Payroll, related charges and employee profit sharing	1,402	984
Taxes payable	852	585
Derivative financial instruments	79	77
Provision for tax, civil and labor risks	665	720
Employee benefits	86	86
Customer advances	451	290
Other current liabilities	479	659
Total Current Liabilities	**19,587**	**19,390**
Non-Current Liabilities		
Loans and borrowings	18,526	17,644
Trade accounts payable	17	0
Lease liability	2,975	2,778
Taxes payable	81	91
Provision for tax, civil and labor risks	490	483
Deferred income taxes	61	60
Employee benefits	508	454
Derivative financial instruments	38	60
Other non-current liabilities	554	668
Other non-current liabilities	**23,250**	**22,238**
Total Liabilities	**42,837**	**41,628**
Equity		
Capital	13,349	13,349
Capital reserves	2,763	2,763
Other equity transactions	(87)	(70)
Accumulated losses	2,517	0
Treasury shares	(902)	(96)
Other comprehensive loss	(1,111)	(1,023)
Attributable to controlling shareholders	16,530	14,923
Non-controlling interests	1,123	720
Total Equity	**17,653**	**15,644**
Total Liabilities and Equity	**60,490**	**57,272**

Consolidated Statement of Cash Flows

Statements of Cash Flows (R$ Milions)	3Q24	3Q23	2Q24
Income (loss) from continuing operations	**1,137**	**(262)**	**1,094**
Adjustments to reconcile net income to cash generated	1,788	1,520	2,695
Changes in balance sheet balances	**94**	**(699)**	**(375)**
Trade accounts receivable	854	(583)	(787)
Inventories	(926)	(570)	22
Biological assets - current	33	326	67
Trade accounts payable	132	128	323
Cash generated by operating activities	**3,018**	**558**	**2,320**
Interest received	368	118	137
Other operating assets and liabilities	430	430	(191)
Net cash provided by operating activities	**3,816**	**938**	**2,266**
Additions to property, plant and equipment	(187)	(166)	(138)
Additions to biological assets - non-current	(356)	(367)	(360)
Proceeds from disposals of property, plant, equipments and investment	16	29	29
Additions to intangible assets	(25)	(27)	(67)
Redemption (additions) in securities measured at FVTOCI	(92)	0	(831)
Other assets and liabilities from investing activities	(3)	196	(9)
Net cash used in investing activities	**(648)**	**(335)**	**(1,376)**
Proceeds from debt issuance	100	271	2,068
Repayment of debt	(2,428)	(2,040)	(882)
Payment of interest	(629)	(590)	(234)
Payment of interest derivatives - fair value hedge	(52)	(105)	(68)
Capital increase through issuance of shares	0	5,327	0
Buyback Program	(496)	0	(213)
Payment of lease liabilities	(217)	(193)	(220)
Net cash provided by (used in) financing activities	**(3,722)**	**2,670**	**451**
Effect of exchange rate variation on cash and cash equivalents	(182)	197	549
Net increase (decrease) in cash and cash equivalents	**(736)**	**3,471**	**1,891**

The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 21 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow	Variation of accounting cash	APV e Derivatives	Commercial leasing	Interest Income, Cash Exchange Variation and Others	(+) Funding and Amortization	Withdrawals and Applications	(-) Follow-on	Managerial cash variation[1]	(-) Funding and Amortization	(+) Follow-on	Free Cash Flow
Cash Flow from Operanting Activities	3,816	151	-	(344)	-	(262)	-	3,362	-	-	3,362
Cash Flow from Investments	(648)	-	(217)	-	-	96	-	(769)	-	-	(769)
Cash Flow from Financing Activities	(3,722)	(151)	217	1	2,405	-	496	(754)	(2,405)	(496)	(3,656)
Exchange variation on cash and cash equivalents	(182)	-	-	182	-	-	-	-	-	-	-
Total	(736)	-	-	(161)	2,405	(166)	496	1,839	(2,405)	(496)	(1,063)

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


brf

ABOUT
US

brf

FULLY INTEGRATED BUSINESS MODEL
FROM FARM TO TABLE

1 Largest corn and soybean meal consumer in Brazil with **100% traceability** of grain direct suppliers

2 **+9 kton** of feed and Premix produced in 24 units in Brazil

3 **~9,000** Integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF's Global Animal Welfare Program

Portfolio with POULTRY + PORK



FEED
GRAINS
FARM
POINT OF SALE
FACILITY
DISTRIBUTION

4 **Modern industrial platform**, strategically located close to the main producing regions of grains and consumer markets of the country 44 industrial facilities around the globe, producing +5mm tons of food per year

5 **+500,000** deliveries per month

~60,000 containers exported to **+120** countries

6 Serving **+415k** clients globally







OUR GLOBAL OPERATIONS

Global cost-efficient operation, with modern and strategically located facilities

103
DISTRIBUTION CENTERS

44
INDUSTRIAL FACILITIES


Asia
Commercial Office
Austria
Commercial Office
Turkey
3 Industrial Facilities
25 Distribution Centers
Middle East
2 Industrial Facilities
21 Distribution Centers
Paraguay
1 Industrial Facility
Chile
Commercial Office
3 Distribution Centers
Uruguay
Commercial Office
1 Distribution Center
Brazil
38 Industrial Facilities
53 Distribution Centers
South Africa
Commercial Office





OUR PRODUCTS

BRF has a broad portfolio with synergies among segments



IN NATURA

Poultry and Pork



PROCESSED FOODS

Ready meals, sausages, franks, cold cuts and spreads



INGREDIENTS

Viscera flour, fats and hydrolyzed

brf ingredients



PET

Dry and moist food and snacks for dogs and cats

TOP OF MIND PREFERRED BRANDS IN BRAZIL

Sadia

MOST VALUABLE AND PREFERRED BRAZILIAN BRAND by consumers in the food sector

Sadia and Qualy are TOP OF MIND BRANDS for +10 consecutive years

Qualy

Qualy is a TOP-SELLING MARGARINE BRAND In Brazil

PERDIGÃO

Perdigão is the MOST PRESENT BRAND in Brazilian homes

FOLHA TOP of MIND 2024

Sadia Qualy

WINNING together, in Christmas dinners, Smoked sausage, and Margarines



MARKET SHARE in Processed products

40.0%

LEADERSHIP OVER DECADES IN THE HALAL MARKET

DISTRIBUTION CONTROL
in key markets

VAST PORTFOLIO OF BRANDS
with high share of processed food

	Sadia	Banvit
PREFERENCE	**36.5%** in the GCC #1 poultry brand for 8 consecutive years	**51.0%** in Turkey
MARKET SHARE	**36,8%** In the GCC	**22.6%** in Turkey



Banvit
Sadia
Confidence

IR CONTACT

Investor Relations Website: https://ri.brf-global.com/

Investor Relations Phone: +55 (11) 23225377

E-mail: acoes@brf.com

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer

Leticia Vaccaro
E-mail: leticia.vaccaro@brf.com

Fernanda Coutinho
E-mail: fernanda.coutinho@brf.com

Leonardo Squarizi
E-mail: leonardo.squarizi@brf.com

Bruno Cunha
E-mail: bruno.cunha@brf.com

João Vale
E-mail: joao.vale@brf.com

Press

E-mail: imprensa@brf.com

